UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On July 15, 2014 Luxoft Holding, Inc issued a press release entitled “Luxoft Holding Announces a Proposed Reorganization of its Majority Shareholder, IBS Group Holding, Involving an Exchange of a Portion of IBS Group’s Share Capital for a Portion of its Shares in Luxoft.”  A copy of this press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: July 15, 2014	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1

Press release dated July 15, 2014 titled “Luxoft Holding Announces a Proposed Reorganization of its Majority Shareholder, IBS Group Holding, Involving an Exchange of a Portion of IBS Group’s Share Capital for a Portion of its Shares in Luxoft.”